Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated March 29, 2010 relating to the consolidated financial statements of Accuride Corporation (Debtor in Possession) and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (1) uncertainties resulting from the consequences of the bankruptcy proceedings and (2) the order by the Bankruptcy Court confirming the plan of reorganization effective at the close of business on February 26, 2010) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
December 22, 2010